Exhibit 99.3


           CLOSE FAMILY ANNOUNCES PARTNERSHIP TO TAKE SPRINGS PRIVATE


                                                               February 20, 2001

CONTACT: CRANDALL BOWLES                                       (803)547-3770


      Fort Mill, S.C. --- The Close Family, the major shareholders of Springs Industries, Inc. (NYSE-SMI), announced today that they are forming a partnership with Heartland Industrial Partners, L.P., a private equity firm, to make an offer to buy the outstanding public shares of Springs Industries and to take the company private.
      "Our family has been associated with Springs, personally and financially, for over a century," said Crandall C. Bowles, Springs chairman and CEO and spokesman for the Close family. "We are increasing our ownership position from approximately 41% to approximately 55% of the company with this transaction, which we view as a renewed commitment to the company, its associates, customers and communities. We feel that all will benefit from the strengths of this new structure and partnership." Bowles will remain chairman and CEO.
      Under the proposal submitted to the Springs Board of Directors this morning, Springs public shareholders would receive $44 per share in cash, a 26% premium over the average share price for the last month, and 41% over the average for the last three months.
      "The textile home furnishings industry is in a unique period of change, challenge, and opportunity. Our family feels that taking the company private with a strong partner more effectively positions us to deal with this complex and changing environment," said Bowles. "We obviously believe that Springs will be a stronger and more competitive company in the years ahead as a result of this decision."
      Bowles further stated, "This new ownership structure will support our strategy and accelerate our progress in achieving our strategic objectives. Our strategy of focus on key customers, product breadth, building our brands, cost reductions through purchasing and manufacturing efficiencies, and increased sourcing, will continue," said Bowles. "Heartland's commitment demonstrates their support of our strategy. In addition, the operating and financial flexibility available to us under this new structure, plus the ability to react quickly and decisively

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to opportunities that arise, will be of significant benefit in dealing with the accelerating pace of change affecting our industry."
      Heartland Industrial Partners is a private equity firm established by David Stockman, Timothy D. Leuliette and Daniel P. Tredwell in 1999. Their strategy is to "invest in, build, and grow" industrial companies in sectors with consolidation and growth opportunities. Heartland has equity commitments in excess of $1.1 billion, and expects to increase its commitments to $2 billion; they will have access to additional capital through significant co-investments by their limited partners.
      "Our partnership with the Close family enables us to create an investment in Springs that fits perfectly with our buildup and growth investment strategy," said Mr. Stockman. "Springs is well positioned to achieve growth by capitalizing on the rapid changes occurring in the home furnishings supply chain and retail environment."
      "Heartland's philosophy and investment strategy are a particularly good fit for Springs at this point in our 114 year history," said Bowles. "They have identified our industry and specifically our company as uniquely positioned to take advantage of the changing industry trends. We feel that Heartland's support, interest, and expertise in these critical areas will be a valuable resource to Springs, its associates and customers. We also feel that our company, associates and customer relationships will be a good investment for Heartland."



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